Exhibit 99.1
Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Receives Patent Allowance for
Revolutionary Print Heads for Bioprinting of Edible 3D
Structures at High Throughput

Following the Company’s recent multi-million-dollar agreement, the allowed patent further strengthens its IP portfolio, empowering its 3D bioprinting technology for high-throughput production of highly-
sophisticated, structured, textured end products in the pilot plant and future large-scale facilities contemplated by the agreement.

Rehovot, Israel, July 28, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, proudly announces the allowance of a groundbreaking patent for advanced print heads designed to revolutionize 3D bioprinting. This cutting-edge technology represents a significant step forward in the fabrication of edible biostructures.

Bioprinting has emerged as a transformative process for creating intricate biological structures, including edible biostructures that mimic the properties and functionalities of native tissues. Steakholder Foods recognizes the immense potential of bioprinting and has been dedicated to pushing the boundaries of this technology. The newly allowed patent underscores a significant milestone in their relentless pursuit of commercial-scale 3D printing technologies.

Traditionally, bioprinting has been facing challenges in achieving specificity at scale, and efficiency when working with hydrogels containing biological materials. Steakholder Foods' print heads, developed with meticulous attention to detail, overcome these obstacles and provide a dedicated solution for 3D bioprinting. With these cutting-edge print heads, Steakholder Foods aims to enhance the fabrication of edible biostructures using the company’s drop-on-demand technology within bioprinting systems. This innovative approach allows for the deposition of patterns of cells with extreme exceptional precision.

Dan Kozlovski, CTO of Steakholder Foods: "Steakholder Foods' dedication to precision and innovation extends beyond print heads. The Company's continuous research and development efforts, along with its expertise in 3D bio-printing technology, are enabling us to focus on the creation of end products that faithfully mimic the taste, texture, and appearance of traditional meat and seafood. Through these advancements, we expect Steakholder Foods to be well-positioned to serve as a backbone supplier to B2B meat and seafood manufacturers and cultivated meat producers, driving the production of products that meet consumer expectations.”

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com